UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

CONTENT

Extraordinary General Meeting Results

All of the proposed resolutions as set out in the Notice of 2025 Extraordinary General Meeting of Shareholders dated October 22, 2025 (the “Notice”) of Adlai Nortye Ltd. (the “Company”) were duly passed at its 2025 Extraordinary General Meeting of Shareholders held on December 1, 2025.

The Company’s shareholders have approved the Redomiciliation of the Company from the Cayman Islands to Singapore under the name of “Adlai Nortye Group Ltd.” The Redomiciliation is described in further details in the Notice filed with the Securities and Exchange Commission on October 22, 2025. Capitalized terms not otherwise defined in this announcement shall have the meanings assigned to them in the Notice.

The Company will announce the effective date of the Redomiciliation in due course. Upon effectiveness of the Redomiciliation, shareholder rights will be governed by the laws of Singapore and the Constitution governed by the laws of Singapore, attached to the Notice as Annex A ( the “New Charter”). The New Charter and Singapore law contain provisions that differ in some respects from those in the Current Charter and the Cayman Islands law. For details, please see the section entitled “Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Redomiciliation” of the Notice, which includes a description of material provisions under the current Charter and the New Charter.

Forward-Looking Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: December 3, 2025

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